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                             July 11, 2022

       Swatantra Rohatgi
       President
       Smart Rx Systems Inc.
       18540 N. Dale Mabry Highway
       Lutz, Florida 33548

                                                        Re: Smart Rx Systems
Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed June 21, 2022
                                                            File No. 024-11384

       Dear Mr. Rohatgi:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

       Amendment No. 5 to Offering Statement on Form 1-A filed on June 21, 2022

       Independent Auditor's Report, page F-3

   1. Please have your independent accountant revise its report to remove all references to the accounting firm that is
not properly licensed.
       Exhibits

   2. Please have your independent accountant revise its consent (Exhibit 11.1) to include the appropriate name of the
individual who audited your financial statements and refer to the appropriate date of the
audit report.
 Swatantra Rohatgi
FirstName  LastNameSwatantra Rohatgi
Smart Rx Systems  Inc.
Comapany
July       NameSmart Rx Systems Inc.
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
3. Please revise your Form 1-A to provide disclosures regarding your change in accountants similar to those referenced in Item 4 of Form 1-U. Also, provide, as an Exhibit to the
         Form 1-A, the letter regarding change in certifying accountant referenced in Part III, paragraph 9 of Item 17, to Form 1-A.
       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services